SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934

MI DEVELOPMENTS INC.

(Name of Issuer)

Class A Subordinate Voting Shares, no par value

(Title of Class of Securities)

55304X104

(CUSIP NUMBER)

Greenlight Capital, L.L.C.
140 East 45 Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900
Attention: Chief Operating Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

April 8, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 55304X104

1.	Name of Reporting Person: Greenlight Capital, L.L.C.; 13-3886851		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,423,300

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,423,300

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,423,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11): 5.1%

14.	Type of Reporting Person* OO

      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 55304X104

1.	Name of Reporting Person: Greenlight Capital, Inc.; 13-3871632		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,276,700

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,276,700

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,276,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person* CO

      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 55304X104

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,730,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,730,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,730,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11): 9.9%

14.	Type of Reporting Person* IN

      *SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 3 TO SCHEDULE 13D

      This Amendment No. 3 to Schedule 13D (the “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.” and together with Greenlight LLC, “Greenlight”), and Mr. David Einhorn, the principal of each of Greenlight LLC and Greenlight Inc. Greenlight and Mr. Einhorn are referred to herein as the “Reporting Persons.” This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on August 11, 2004 (the “Original 13D”), as amended by Amendment No. 1 filed on September 2, 2004 and Amendment No. 2 filed on January 18, 2005.

      This Amendment relates to Class A Subordinated Voting Shares, no par value (the “Class A Shares”), of MI Developments Inc., a Canadian company (the “Issuer”), owned by Greenlight LLC for the account of (i) Greenlight Capital, L.P., of which Greenlight LLC is the general partner and (ii) Greenlight Capital Qualified, L.P., of which Greenlight LLC is the general partner, and the Class A Shares purchased by Greenlight Inc. for the account of Greenlight Capital Offshore, Ltd., for which Greenlight Inc. is investment advisor. This Amendment also relates to the Class A Shares purchased by affiliates of Greenlight for the accounts of (i) Greenlight Masters, LP, (ii) Greenlight Masters Qualified, LP, and (iii) Greenlight Masters Offshore, Ltd.

Item 4. Purpose of the Transaction

      Item 4 of the Original 13D is hereby amended by adding the following:

      Greenlight issued a press release on April 8, 2005 stating that it intends to solicit proxies from shareholders of the Issuer (“Shareholders”) in connection with the upcoming annual and special meeting of Shareholders and any adjournments and postponements thereof. Pursuant to such proxy solicitation, Greenlight intends to ask Shareholders to vote for the resolutions included in the Issuer’s Notice of Annual and Special Meeting with respect to the spin-off or sale of the Issuer’s interest in Magna Entertainment Corp. and the conversion of the Issuer into a real estate investment trust. Greenlight has requested a list of the names and addresses of Shareholders from the Issuer and securities depositaries in order to be able communicate with Shareholders directly.

Item 7. Material to be Filed as Exhibits

      Item 7 is hereby amended by adding the following exhibit:

Exhibit 5 Press Release of Greenlight dated April 8, 2005.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2005

GREENLIGHT CAPITAL, L.L.C.
By:	/s/ David Einhorn
David Einhorn, Senior Managing Member

GREENLIGHT CAPITAL, INC.
By:	/s/ David Einhorn
David Einhorn, President

/s/ David Einhorn
David Einhorn